CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of March 2004                       Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F _ _
                      ----              -



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

       Natuzzi's Board of Directors Approves Fourth-Quarter and
                   Full Year 2003 Financial Results

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--March 25, 2004--

    -- Net sales increased 3.5% over fourth quarter 2002, but decreased 4.4% on a year- over-year basis

    -- Units sold grew 6.2% over the prior year's quarter and 1.0%year-over-year

    -- Net profit margin at 1.7% in the fourth- quarter and 4.8% on a full- year basis

    --  39 new stores and 256 galleries opened in 2003

    --  Annual dividend of EUR 0.14 per ADR or Ordinary Share proposed

    The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announces the approval of the financial results for the fourth quarter and fiscal year ended
December 31, 2003 and proposes annual dividend of EUR 0.14 per ADR or ordinary share.

    NET SALES

    Natuzzi's fourth-quarter 2003 net sales were EUR 209.6 million or $ 249.4 million, up 3.5 percent from EUR 202.6 or $ 202.7 in the prior year's quarter. In the same periods, seats sold increased 6.2%. In 2003 net sales decreased 4.4 percent over 2002 to EUR 769.6 million or $ 870.9 million while seats sold increased 1.0%.
    In fourth-quarter 2003, net upholstery sales decreased 0.4 percent to EUR 182.5 million or $ 217.2 million compared to fourth-quarter 2002, while other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) increased
40.4 percent to EUR 27.1 million, or $ 32.2 million.
    In the last quarter of 2003, upholstery sales in the Americas decreased 6.6 percent to EUR 79.4 million, or $ 94.5 million, as consequence of a higher conversion rate. In Europe, upholstery sales increased 2.9 percent to EUR 91.7, or $ 109.1 million. In the Rest of the World upholstery sales increased 23.7 percent over fourth-quarter 2002 to EUR 11.4 million, or $ 13.6 million.
    Total net sales to Divani & Divani by Natuzzi and Natuzzi stores were substantially flat in the fourth-quarter at EUR 29.6 million, or $ 35.2 million. During the quarter, a total of 19 new stores were opened in Italy, Australia, Switzerland, Spain and China. Net sales to the furniture chain Kingdom of Leather, acquired in May 2003, were EUR
1.8 million or $ 2.3 million. As of December 31, 2003, the total number of stores was 137 in Italy and 109 abroad, while one year before they were 125 in Italy and 69 outside Italy.
    In fourth-quarter 2003 leather-upholstered furniture sales were EUR 149.5 million, or $ 177.9 million, while fabric-upholstered sales rose 12.6 percent over last year's quarter to EUR 33.0 million, or $
39.3 million.
    Fourth-quarter 2003 net sales of Natuzzi-branded furniture were EUR 142.7 million, or $ 169.8 million, down 4.8 percent versus last year's quarter. During the same period, net sales of Italsofa furniture were EUR 39.8 million, or $ 47.4 million, up 19.2 percent compared to EUR 33.4 million, or $ 33.4 million, reported in fourth-quarter 2002.
    Pasquale Natuzzi, Chairman and Chief Executive Officer, commented:
"The decrease in sales reported in 2003, compared to 2002, was due to the unfavorable translation effect caused by the strong appreciation of the Euro against the US Dollar and was only partially offset by a marginal increase in seats sold. In a market dominated by a fierce price competition, Italsofa, our promotional brand, continued its double digit growth, while Natuzzi, the brand addressing the medium-high end of the market, reported lower sales."

GROSS PROFIT & OPERATING INCOME

    Gross profit in fourth-quarter 2003 decreased 0.8 percent to EUR
72.2 million, or $ 85.9 million, compared to the same quarter in 2002. Over the same period, gross profit margin decreased to 34.4 percent from 35.9 percent.
    Fourth-quarter 2003 operating income was EUR 10.4 million while the operating margin for each year comparable quarter was 5.0 percent and 9.8 percent, respectively.

FOREX & TAXES

    In fourth quarter 2003 Natuzzi reported a foreign exchange loss of EUR 1.4 million, or $ 1.7 million, versus a net forex gain of EUR 0.3 reported in fourth quarter 2002, and a tax credit of EUR 0.5 million, or $ 0.6 million.

NET INCOME  &  EARNINGS PER SHARE

    Fourth-quarter 2003 net income decreased 80.4 percent from last year's quarter to EUR 3.6 million, or $ 4.3 million, while earnings per share (ADR) were EUR 0.07, or $ 0.08. For the twelve-months ended December 31, 2003, net income decreased 59.2 percent to EUR 37.3 million, or $ 42.2 million and earnings per share (ADR) were EUR 0.68, or $ 0.77, from EUR 1.67, or $ 1.58, reported in the prior year's comparable period.
    Pasquale Natuzzi said, "In the fourth-quarter of 2003, the Company's profitability was affected by an extraordinary loss and the same factors reported in the previous three quarters: a strong appreciation of the Euro, higher investments in advertising and new store and gallery openings, and the persistent pricing pressure coming from low-cost countries."

CASH FLOW

    Net cash flow from operations for the full year 2003 was EUR 39.1 million, or $ 44.2 million from the EUR 101.1 million, or $ 101.1 million, generated in 2002. On a per ADR basis, net operating cash flow was EUR 0.72, or $ 0.81.

 OUTLOOK

    Concluded Mr. Natuzzi: "The uncertain global economic situation, the unfavorable outlook for the European currency and the competition coming from low cost countries, especially those whose currency is pegged to the US Dollar, represent a challenge for the furniture industry and the Company. In this scenario, we remain focused on strengthening the Natuzzi brand and on increasing our market share of the promotional segment of the market using Italsofa brand.
    In light of the above, as well as encouraging order growth in the first eleven weeks of 2004 and planned improvements in operating efficiencies, we expect to deliver approximately a 5 percent year-over-year increase in seats sold and a net profit margin in the region of 5 percent."

ANNUAL DIVIDEND

    The Directors will propose an annual dividend of EUR 0.14 per ADR at the General Shareholders' Meeting to be held on April 29, 2004 (on first call) and if necessary on April 30, 2004 (on second call).

CONVERSION  RATES

    The fourth-quarter 2003 and 2002 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.1900 per EUR and $ 1.0003 per EUR, respectively. The 2003 and 2002 full-year figures were converted at an average noon buying rate of $
1.1316 per EUR and $ 0.9459 per EUR, respectively.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 126 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 70 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.



                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings
          for the full year ended December 31, 2003 and 2002
                     on the basis of Italian GAAP
         (expressed in millions of EUR except per share data)


                            Dec., 31     %    Dec., 31     %      %
                           ----------- ----- ----------- ----- -------
                              2003     Sales    2002     Sales Change
                           ----------- ----- ----------- ----- -------

      Upholstery net sales      674.0             734.7          -8.3%
               Other sales       95.6              70.4          35.8%
                           -----------       -----------
Net Sales                       769.6   100%      805.1   100%   -4.4%

                 Purchases     (355.9)           (338.5)          5.1%
                     Labor     (104.5)           (106.9)         -2.2%
 Third-party Manufacturers      (32.8)            (38.6)        -15.0%
       Manufacturing Costs      (29.0)            (29.6)         -2.0%
          Inventories, net       13.4              (3.8)       -452.6%
                           -----------       -----------

Cost of Sales                  (508.8)           (517.4)         -1.7%

                           -----------       -----------
Gross Profit                    260.8  33.9%      287.7  35.7%   -9.4%

          Selling Expenses     (179.3)           (145.4)         23.3%
General and Administrative
 Expenses                       (39.2)            (40.5)         -3.2%

                           -----------       -----------
Operating Income                 42.3   5.5%      101.8  12.6%  -58.4%

      Interest Income, net        0.5               1.6
     Foreign Exchange, net        6.3               9.3
         Other Income, net       (3.1)              3.8

                           -----------       -----------
Earnings before taxes and
 minority interest               46.0             116.5         -60.5%

              Income taxes       (8.5)            (25.0)        -66.0%

                           -----------       -----------
Earnings before minority
 interest                        37.5              91.5         -59.0%

         Minority Interest       (0.2)             (0.1)
                           -----------       -----------

Net Earnings                     37.3   4.8%       91.4  11.4%  -59.2%
                           ===========       ===========

        Earnings per Share     0.6821            1.6715         -59.2%
                           =============================

Average Number of Shares
 Outstandings(*)           54,681,628        54,681,628


(*) Net of shares repurchased                     1 EUR = 1,936.27 ITL



                KEY FIGURES IN U.S. DOLLARS (millions)

                                                    Dec. 31,  Dec. 31,
                                                      2003      2002
                                                    --------  --------
Net Sales                                             870.9     761.5
Gross Profit                                          295.1     272.1
Operating Profit                                       47.9      96.3
Net Earnings                                           42.2      86.5

Earnings per Share in U.S. dollars                   0.7718    1.5811
Average exchange rate (U.S. dollar per Euro)         1.1316    0.9459



                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings
        for the fourth-quarter ended December 31, 2003 and 2002
                     on the basis of Italian GAAP
         (expressed in millions of EUR except per share data)


                           4th Quarter   %   4th Quarter   %      %
                           ----------- ----- ----------- ----- -------
                              2003     Sales    2002     Sales Change
                           ----------- ----- ----------- ----- -------

      Upholstery net sales      182.5             183.3          -0.4%
               Other sales       27.1              19.3          40.4%
                           -----------       -----------

Net Sales                       209.6   100%      202.6   100%    3.5%

                 Purchases      (82.8)            (77.8)          6.4%
                     Labor      (27.0)            (25.2)          7.1%
 Third-party Manufacturers       (8.4)             (9.6)        -12.5%
       Manufacturing Costs       (7.7)             (7.6)          1.3%
          Inventories, net      (11.5)             (9.6)         19.8%
                           -----------       -----------

Cost of Sales                  (137.4)           (129.8)          5.9%

                           -----------       -----------
Gross Profit                     72.2  34.4%       72.8  35.9%   -0.8%

          Selling Expenses      (50.1)            (40.4)         24.0%
General and Administrative
                  Expenses      (11.7)            (12.5)         -6.4%

                           -----------       -----------
Operating Income                 10.4   5.0%       19.9   9.8%  -47.7%

      Interest Income, net       (0.3)              0.7
     Foreign Exchange, net       (1.4)              0.3
         Other Income, net       (5.4)              2.9

                           -----------       -----------

Earnings before taxes and
 minority interest                3.3              23.8         -86.1%

              Income taxes        0.5              (5.4)       -109.3%

                           -----------       -----------
Earnings before minority
 interest                         3.8              18.4         -79.3%

         Minority Interest       (0.2)              0.0

                           -----------       -----------


Net Earnings                      3.6   1.7%       18.4   9.1%  -80.4%
                           ===========       ===========

        Earnings per Share     0.0658            0.3365         -80.4%
                           ============      ============

Average Number of Shares
 Outstandings(*)           54,681,628        54,681,628


(*) Net of shares repurchased                     1 EUR = 1,936.27 ITL



                KEY FIGURES IN U.S. DOLLARS (millions)


                                              4th Quarter  4th Quarter
                                                 2003         2002
                                              -----------  -----------
Net Sales                                          249.4        202.7
Gross Profit                                        85.9         72.8
Operating Profit                                    12.4         19.9
Net Earnings                                         4.3         18.4

Earnings per Share in U.S. dollars                 0.083       0.3365
Average exchange rate (U.S. dollar per Euro)      1.1900       1.0003


                         GEOGRAPHIC BREAKDOWN

                         Sales                    Seat Units
            (Expressed in millions of EUR)
                 Dec., 31 Dec., 31   %     Dec., 31   Dec., 31    %
                 -------- -------- ------ ---------- ---------- ------
                  2003     2002    Change   2003       2002     Change
                 -------- -------- ------ ---------- ---------- ------
Americas           320.1    366.4  -12.6% 1,699,160  1,572,879    8.0%
      % of total    47.5%    49.9%             55.5%      52.0%
Europe             313.5    326.5   -4.0% 1,181,566  1,278,296   -7.6%
      % of total    46.5%    44.4%             38.6%      42.2%
Rest of world       40.4     41.8   -3.3%   178,109    176,483    0.9%
      % of total     6.0%     5.7%              5.8%       5.8%
TOTAL              674.0    734.7   -8.3% 3,058,835  3,027,658    1.0%
-----            -------- -------- ------ ---------- ---------- ------


                         BREAKDOWN BY COVERING

                          Sales                    Seat Units
             (Expressed in millions of EUR)
                 Dec., 31 Dec., 31   %     Dec., 31   Dec., 31    %
                 -------- -------- ------ ---------- ---------- ------
                  2003     2002    Change   2003       2002     Change
                 -------- -------- ------ ---------- ---------- ------
Leather            550.0    623.7  -11.8% 2,310,121  2,433,509   -5.1%
      % of total    81.6%    84.9%             75.5%      80.4%
Fabric             124.0    111.0   11.7%   748,714    594,149   26.0%
      % of total    18.4%    15.1%             24.5%      19.6%
TOTAL              674.0    734.7   -8.3% 3,058,835  3,027,658    1.0%
-----            -------- -------- ------ ---------- ---------- ------


                          BREAKDOWN BY BRAND

                          Sales                    Seat Units
             (Expressed in millions of EUR)
                 Dec., 31 Dec., 31   %     Dec., 31   Dec., 31    %
                 -------- -------- ------ ---------- ---------- ------
                  2003     2002    Change   2003       2002     Change
                 -------- -------- ------ ---------- ---------- ------
Natuzzi            533.0    609.4  -12.5% 2,126,404  2,313,186   -8.1%
      % of total    79.1%    82.9%             69.5%      76.4%
Italsofa           141.0    125.3   12.5%   932,431    714,472   30.5%
      % of total    20.9%    17.1%             30.5%      23.6%
TOTAL              674.0    734.7   -8.3% 3,058,835  3,027,658    1.0%
-----            -------- -------- ------ ---------- ---------- ------


                         GEOGRAPHIC BREAKDOWN


                           Sales                      Seat Units
               (Expressed in millions of  EUR)


                            4th      4th          4th     4th
                           Quarter  Quarter  %   Quarter Quarter   %
                          -------- ------- ---------------------------
                             2003    2002  Change  2003    2002 Change
                          -------- -------- ------ ----- ------ ------
Americas                   79.4    85.0  -6.6%  440,765 396,425  11.2%
       % of total          43.5%   46.4%         52.6%   50.3%
Europe                     91.7    89.1   2.9%  346,299 352,006  -1.6%
       % of total          50.2%   48.6%         41.4%   44.6%
Rest of world              11.4     9.2  23.9% 50,304    40,357  24.6%
       % of total           6.2%    5.0%         6.0%     5.1%

TOTAL                     182.5   183.3  -0.4%  837,368 788,788   6.2%
------------------------- ------- ------ ----- -------- -------- -----

                         BREAKDOWN BY COVERING

              Sales (Expressed in millions of  EUR)   Seat Units



                            4th     4th           4th     4th
                           Quarter Quarter  %   Quarter Quarter   %
                          --------- ------ ----- ------ ------- ------
                             2003    2002 Change   2003    2002 Change
                          -------- ------- ------ ------ ------- -----
Leather                   149.5   154.0  -2.9%  636,475 624,404   1.9%
       % of total          81.9%   84.0%         76.0%   79.2%
Fabric                     33.0    29.3  12.6%  200,893 164,384  22.2%
       % of total          18.1%   16.0%           24.0%   20.8%

TOTAL                     182.5   183.3  -0.4%  837,368 788,788   6.2%
------------------------- ------ ------- ------ -------- ------ ------


                          BREAKDOWN BY BRAND


                            4th     4th           4th     4th
                           Quarter Quarter  %  Quarter  Quarter   %
                          -------- ------- ---- ------- ------- ------
                             2003    2002 Change   2003    2002 Change
                          -------- ------- ----- ------ ------- ------
Natuzzi                   142.7   149.9  -4.8%      575     585  -1.7%
       % of total          78.2%   81.8%           68.6%   74.1%
Italsofa                   39.8    33.4  19.2%      263     204  28.9%
       % of total          21.8%   18.2%          31.4%    25.9%

TOTAL                     182.5   183.3  -0.4%      838     789   6.2%
------------------------- ----- -------- -----  --------- ------ -----


                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
             as of December 31, 2003 and December 31, 2002
                    (Expressed in millions of EUR)


                                                       2003     2002
ASSETS                                               -------- --------
Current Assets:
Cash and cash equivalents                               63.6     96.7
Marketable debt securities                                 0        0
Trade receivables, net                                 154.5    158.4
Other receivables                                       58.1     58.3
Inventories                                             97.5     84.1
Unrealized foreign exchange gain                         6.3      2.0
Prepaid expenses and accrued income                      2.1      1.3
Deferred income taxes                                    1.0      1.8
Total current assets                                   383.1    402.6
Non-Current Assets:
Net property, plant and equipment                      254.2    228.9
Treasury shares                                         37.8     37.8
Other assets                                            17.1      5.1
Deferred income taxes                                    0.2      0.1
                                                     --------  -------
Total Assets                                           692.4    674.5
                                                     ======== ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                    4.8      0.2
Current portion of long-term debt                        1.3      1.4
Accounts payable-trade                                  80.9     87.5
Accounts payable-shareholders for dividends              0.0      0.0
Accounts payable-other                                  17.8     15.7
Allowance for unrealized foreign exchange losses         0.0      0.0
Income taxes                                             4.3      9.2
Salaries, wages and related liabilities                 16.1     14.7
Total current liabilities                              125.2    128.7
Long-Term Liabilities:                                ------   -------
Employees' termination indemnity                        27.6     25.6
Long-term debt                                           4.2      3.6
Deferred income taxes                                    0.4      0.4
Deferred income for capital grants                      13.4     14.2
Other liabilities                                        5.7      5.7
Minority Interest                                        0.9      0.5
Shareholders' Equity:
Share capital                                           57.5     57.5
Reserves                                                80.2     73.1
Additional paid-in capital                               8.3      8.3
Retained earnings                                      369.0    356.9
Total shareholders' equity                             515.0    495.8
Total Liabilities and Shareholders' Equity             692.4    674.5
                                                     ======== ========

                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                   as of December 31, 2003 and 2002
                    (Expressed in millions of EUR)


                                                   December, December,
                                                      31      31
                                                     2003     2002
                                                   --------- ---------
Cash flows from operating activities:
   Net earnings                                         37.3     91.4

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation                                            24.1     16.8
Employees' termination indemnity                         2.0      3.3
Deferred income taxes                                    0.8      0.4
Minority interest                                        0.2     (0.1)
(Gain) loss on disposal of assets                        4.8      0.0
Change in provision for unrealized
foreign exchange (losses) / gain                        (4.3)    (2.9)

Change in assets and liabilities:
Receivables, net                                         4.8    (20.2)
Inventories                                             (7.6)     3.8
Prepaid expenses and accrued income                     (0.9)    (0.3)
Other assets                                             3.3     (3.0)
Accounts payable                                        (9.2)     5.3
Income taxes                                            (4.9)     3.6
Salaries, wages and related liabilities                  1.4      1.1
Other liabilities                                      (12.7)     1.9
                                                   --------- ---------

Total adjustments                                        1.8      9.7
                                                   --------- ---------

Net cash provided by operating activities               39.1    101.1
                                                   --------- ---------

Cash flows from investing activities:
Property, plant  and equipment:
Additions                                              (49.9)   (71.6)
Disposals                                                0.2      0.6
Government grants received                               3.1     10.0
Marketable debt securities:
Purchases                                                0.0      0.0
Proceeds from  maturities                                0.0      0.0.
Proceeds from sales                                      0.0      0.0.
Purchase of business, net of cash
acquired                                                (6.5)     0.0.
Purchase of minority interest                           (0.0)     0.0.
                                                   --------- ---------

Net cash used in investing activities                 (53.1)    (61.0)
                                                   --------- ---------

Cash flows from financing activities:
Long term debt:
Proceeds                                                 1.9      2.1
Repayments                                              (1.7)    (1.4
Short-term borrowings                                    2.7   (134.3)
Exercise of stock options                                0.0      0.0
Treasury shares                                          0.0      0.0
Dividends paid                                         (18.0)   (15.7)
Dividends paid to minority shareholders                  0.0      0.0
                                                   --------- ---------

Net cash used in financing activities                  (15.1)  (149.3)
                                                   --------- ---------

Effect of translation adjustments
on cash                                                 (4.0)    (2.4)
                                                   --------- ---------

Increase (decrease) in cash and cash
equivalents                                           (33.1)   (111.6)

Cash and cash equivalents,
beginning of the year                                   96.7    208.3
                                                   --------- ---------

Cash and cash equivalents,
end of the period                                       63.6     96.7
                                                   ========= =========


                            Natuzzi S.p.A.
                   FOURTH-QUARTER AND FULL YEAR 2003
                   FINANCIAL RESULTS TELECONFERENCE



 Senior management will review fourth-quarter 2003 financial results.
     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                           Giuseppe Desantis
                      Vice Chairman of the Board

                           Nicola Dell'Edera
                           Finance Director

                                and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas



                        Friday, March 26, 2004
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)


           The telephone numbers for the teleconference are:

                    1-888-428-4474 calling from US
              +1-651-291-0561 calling from outside the US


Replay of this event will be available on our web-site www.natuzzi.com starting from 3:00 p.m. Italian time on March 29, 2004.

    CONTACT: Investor Relations Dept.
             +39-080-8820-412
             Fax: +39-080-8820-241
             investor_relations@natuzzi.com
             or:
             Corporate Press Office
             +39-080-8820-124
             Fax: +39-080-8820-508
             relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 NATUZZI S.p.A.
                                  (Registrant)


Date:  March  2004              By: /s/ GIUSEPPE DESANTIS
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                                    Giuseppe Desantis